UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of May, 2005

                                   PEARSON plc
             (Exact name of registrant as specified in its charter)

                                       N/A

                 (Translation of registrant's name into English)

                                    80 Strand
                            London, England WC2R 0RL
                                 44-20-7010-2000
                     (Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:




      Form 20-F X                                      Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934




       Yes                                              No X

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------


                  This Report includes the following documents:

1. A press release from Pearson plc announcing IFRS Briefing





4 May 2005

                             Pearson: IFRS briefing

Pearson is today publishing its financial statements for 2003 and 2004 under International Financial Reporting Standards (IFRS).

For 2004, the primary changes to our reported results under IFRS are:

  * Reported operating profit increases from GBP231m to GBP404m and reported eps from 11.1p to 32.9p;


  * Adjusted operating profit decreases from GBP455m to GBP421m and adjusted eps from 30.0p to 27.3p;


  * Net assets increase from GBP2,816m to GBP3,014m.

IFRS has no effect on cash generation, and a negligible effect on our reported cash flows.

Reported sales are lower because revenues earned by our discontinued business Recoletos (2004 sales: GBP190m) are not reported under IFRS. We have also deconsolidated a subsidiary, Maskew Miller Longman, which we report under IFRS as a joint venture (2004 sales: GBP33m).

For 2005, we expect the IFRS effect to be broadly similar to 2004. Our expectation of strong growth with further underlying progress on earnings, cash and return on invested capital is therefore unchanged.

We are holding a conference call and webcast at 14.00 BST (09.00 EST) today with Rona Fairhead, CFO; Robin Freestone, Deputy CFO; and Michael Day, Group Treasurer. You can join this by calling +44 (0) 1296 480 180, passcode: 607291# or at www.pearson.com/ifrs.

Financial highlights
GBP millions                       2004        2004           2003        2003
--------------------------        -------     -------        -------     -------
                                  UK GAAP      IFRS          UK GAAP      IFRS
--------------------------        -------     -------        -------     -------

Sales                             3,919       3,696          4,048       3,850
--------------------------        -------     -------        -------     -------
Statutory results
--------------------------        -------     -------        -------     -------
Operating profit                    231         404            226         406
--------------------------        -------     -------        -------     -------
Profit before tax                   171         325            152         313
--------------------------        -------     -------        -------     -------
Basic earnings per share           11.1p       32.9p           6.9p       31.7p
--------------------------        -------     -------        -------     -------
Business performance
--------------------------        -------     -------        -------     -------
Adjusted operating profit           455         421            490         443
--------------------------        -------     -------        -------     -------
Adjusted profit before tax          386         345            410         353
--------------------------        -------     -------        -------     -------
Adjusted earnings                   239         217            254         217
--------------------------
Adjusted earnings per share        30.0p       27.3p          32.0p       27.3p

Free cash flow                      288         282            192         190
Net borrowings                    1,206       1,221          1,361       1,373
Return on invested capital          6.2%        6.1%           6.3%        6.0%
--------------------------        -------     -------        -------     -------

Summary consolidated balance sheet
GBP millions                             2004      2004         2003      2003
--------------------------              -------   -------      -------   -------
                                       UK GAAP    IFRS         UK GAAP    IFRS
--------------------------             -------    -------      -------   -------
Goodwill and intangible assets          2,890     3,278        3,260     3,550
--------------------------              -------   -------      -------   -------
Other fixed assets                        538       878          553       929
--------------------------              -------   -------      -------   -------
Current assets                          2,558     2,064        2,523     2,257
--------------------------              -------   -------      -------   -------
Non-current assets held for sale            -       358            -         -
--------------------------              -------   -------      -------   -------
Total assets                            5,986     6,578        6,336     6,736
--------------------------              -------   -------      -------   -------
Equity and reserves                     2,816     3,014        3,088     3,161
--------------------------              -------   -------      -------   -------
Current liabilities                     1,275     1,080        1,704     1,593
--------------------------              -------   -------      -------   -------
Non-current liabilities                 1,895     2,403        1,544     1,982
--------------------------              -------   -------      -------   -------
Non-current liabilities held for sale       -        81            -         -
--------------------------              -------   -------      -------   -------
Total equity and liabilities            5,986     6,578        6,336     6,736
--------------------------              -------   -------      -------   -------

For more information:

Luke Swanson / Robin Freestone / Charlotte Elston + 44 (0) 20 7010 2310





                                    SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                        PEARSON plc

Date: 4 May, 2005

                                               By:   /s/ STEPHEN JONES
                                               -----------------------
                                                     Stephen Jones
                                                     Deputy Secretary